EXHIBIT 99.1
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                 SINOVAC BIOTECH LTD. ISSUES CORPORATE UPDATE ON
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  APPROVAL OF ITS HEPATITIS A & B VACCINE (BILIVETM) AND ITS APPLICATION TO THE
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                             AMERICAN STOCK EXCHANGE
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BEIJING,  October 13th, 2004 - Sinovac Biotech Ltd.  ("Sinovac") ("the Company")
(NASD OTC-BB: SNVBF) updated today on aspects of the Company's business activities.

"At this time, I would to thank our shareholders for their continued support of our efforts towards becoming a major vaccine developer and manufacturer for the domestic Chinese and international markets," stated Sinovac president, Dr. Wei Dong Yin.

"Furthermore, in addition to the following update, I would like to draw attention to several very recent issues that highlight the importance of Sinovac's vaccine development and product pipeline: the production problems experienced by Chiron (NASDAQ: CHIR) and subsequent global shortage of flu vaccine; the current flu epidemic in the UK; statements from world health authorities warning that the world must prepare for the recurrence of SARS; and the confirmation of the transmission of bird flu (avian influenza) from person to person," added Dr. Yin.


BILIVETM (HEPATITIS A & B VACCINE) APPROVAL UPDATE
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Subsequent to the recent Chinese national holiday celebrating the anniversary of the founding of the People's Republic of China between the 1st and 8th October 2004, Sinovac management will be meeting further with the Chinese FDA (SFDA) relating to the final approval of Bilive(TM) for sale in China. In an effort to maintain transparency and offer guidance to shareholders, management has previously offered guidelines for the timing of Bilive(TM) approval. To date, these timelines have not yet been attained but management does wish to reconfirm that it does expect Bilive(TM) approval in the near-term. While Sinovac is working with the SFDA towards a rapid conclusion to this process, such approval is subject to the schedule of the government regulatory agency. Sinovac is prepared to commence sales immediately following SFDA approval of BiliveTM,.

BiliveTM is a state-of-the-art combined hepatitis A and B vaccine. It can be recommended to treat persons with HAV and/or HBV. BiliveTM will be sold in two forms. BiliveTM junior for use in non-immune infants, children and adolescents from ages 1 to 15 years, and BiliveTM adult for use in non-immune adults and adolescents 16 years of age and older.

Sinovac management believes that BiliveTM will dramatically improve the quality of life for the Chinese citizens, and especially the 15-20 million babies born each year and an increasing elderly population. The effect for customers and investors is very positive as BiliveTM has only one competitor, GlaxoSmithkline's TwinrixTM, which sells for a much higher price than BiliveTM.

AMEX APPLICATION UPDATE
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Sinovac's  application  for listing on the  American  Stock  Exchange  (AMEX) is currently under review. This review revealed that Sinovac must file financial statements at least semi-annually to fully comply with AMEX listing standards. Sinovac expects to file these financial statements with the SEC for the six months ending June 30th 2004 within the next three weeks. Management believes that the Company will then meet both the quantitative and qualitative criteria required for listing. Sinovac has not yet been approved by AMEX.

If accepted, Sinovac will be among the growing number of biotechnology companies listed on the American Stock Exchange. With a subsequent listing on the AMEX,
Sinovac management feels that the Company would benefit from greater accessibility to institutional investment, better share price stability, greater share liquidity, and increased investor awareness.


About Sinovac Biotech Ltd.
--------------------------

Sinovac Biotech Ltd. specializes in the research, development, commercialization, and sales of human vaccines for infectious illnesses such as Hepatitis A and Hepatitis B, influenza, "SARS", and avian flu. Sinovac is one of the leading emerging biotechnology companies in China. Working closely with Chinese public health officials, Sinovac focuses on manufacturing and marketing human-use vaccines and related products, and currently markets its vaccine for Hepatitis A. Sinovac is the first and currently the only company in the world to have commenced clinical trials for a vaccine to prevent SARS.

If you would like to receive regular updates on Sinovac please send your email request to info@sinovac.com.
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For further  information  please refer to the Company's  filings with the SEC on
EDGAR or refer to Sinovac's website at www.sinovac.com.
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Contact: Investor Relations at (888) 888 8312 or (604) 684-5990 or
info@sinovac.com.
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THIS NEWS RELEASE MAY INCLUDE  FORWARD-LOOKING  STATEMENTS WITHIN THE MEANING OF
SECTION 27A OF THE UNITED STATES SECURITIES ACT OF 1933, AS AMENDED, AND SECTION 21E OF THE UNITED STATES SECURITIES AND EXCHANGE ACT OF 1934, AS AMENDED, WITH
RESPECT  TO  ACHIEVING  CORPORATE  OBJECTIVES,   DEVELOPING  ADDITIONAL  PROJECT
INTERESTS,   SINOVAC'S   ANALYSIS  OF   OPPORTUNITIES  IN  THE  ACQUISITION  AND
DEVELOPMENT OF VARIOUS PROJECT INTERESTS AND CERTAIN OTHER MATTERS. THESE STATEMENTS ARE MADE UNDER THE "SAFE HARBOR" PROVISIONS OF THE UNITED STATES PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995 AND INVOLVE RISKS AND UNCERTAINTIES WHICH COULD CAUSE ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE IN THE FORWARD-LOOKING STATEMENTS CONTAINED HEREIN.